Filed by Burlington Northern Santa Fe Corporation
pursuant to Rule 425 under the
Securities Act of 1933
and deemed filed pursuant to
Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company:  Burlington Northern Santa Fe Corporation
Commission File No.:  1-11535

Forward-Looking Statements

Statements contained herein concerning projections or expectations of financial or operational performance or economic outlook, or concerning other future events or results, or which refer to matters which are not historical facts, are "forward-looking statements" within the meaning of the federal securities laws.  Similarly, statements that describe BNSF’s or Berkshire Hathaway’s objectives, expectations, plans or goals are forward-looking statements.  Forward-looking statements include, without limitation, BNSF’s or Berkshire Hathaway’s expectations concerning the marketing outlook for their businesses, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance.  Forward-looking statements also include statements regarding the expected benefits of the proposed acquisition of BNSF by Berkshire Hathaway. Forward-looking statements involve a number of risks and uncertainties, and actual results or events may differ materially from those projected or implied in those statements.

Important factors that could cause such differences include, but are not limited to: adverse changes in economic or industry conditions, both in the United States and globally; continuing volatility in the capital or credit markets and other changes in the securities and capital markets; changes affecting customers or suppliers; competition and consolidation in the industries in which BNSF and Berkshire Hathaway compete; labor costs and labor difficulties; developments and changes in laws and regulations; developments in and losses resulting from claims and litigation; natural events such as severe weather, fires, floods and earthquakes or acts of terrorism; changes in operating conditions and costs; and the extent of BNSF’s or Berkshire Hathaway’s ability to achieve their operational and financial goals and initiatives.  In addition, the acquisition of BNSF by Berkshire Hathaway is subject to the satisfaction of the conditions to the completion of the acquisition and the absence of events that could give rise to the termination of the merger agreement for the acquisition, and the possibility that the acquisition does not close, and risks that the proposed acquisition disrupts current plans and operations and business relationships, or poses difficulties in employee retention.

We caution against placing undue reliance on forward-looking statements, which reflect our current beliefs and are based on information currently available to us as of the date a forward-looking statement is made.  We undertake no obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs.  In the event that we do update any forward-looking statements, no inference should be made that we will make additional updates with respect to that statement, related matters, or any other forward-looking statements.  Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from our forward-looking statements, including discussions of significant risk factors, may appear in BNSF’s or Berkshire Hathaway’s public filings with the Securities and Exchange Commission (the “SEC”), which are accessible at www.sec.gov, and which you are advised to consult.

Additional Information

In connection with the proposed transaction, Berkshire Hathaway will file with the SEC a registration statement that will include a proxy statement of BNSF that also constitutes a prospectus of Berkshire Hathaway relating to the proposed transaction.  Investors are urged to read the registration statement and proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, because they will contain important information about BNSF, Berkshire Hathaway and the proposed transaction.  The registration statement and proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov, Berkshire Hathaway’s website at www.berkshirehathaway.com and BNSF’s website at www.bnsf.com.  In addition, these documents (when they are available) can also be obtained free of charge from Berkshire Hathaway upon written request to the Corporate Secretary or by calling (402) 346-1400, or from BNSF upon written request to Linda Hurt or John Ambler or by calling (817) 352-6452 or (817) 867-6407.

BNSF, Berkshire Hathaway and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC.  Information regarding the directors and executive officers of BNSF may be found in its 2008 Annual Report on Form 10-K filed with the SEC on February 13, 2009 and in its definitive proxy statement relating to its 2009 Annual Meeting of Shareholders filed with the SEC on March 16, 2009.  Information regarding the directors and executive officers of Berkshire Hathaway may be found in its 2008 Annual Report on Form 10-K filed with the SEC on March 2, 2009 and in its definitive proxy statement relating to its 2009 Annual Meeting of Shareholders filed with the SEC on March 13, 2009.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the interests of these participants will also be included in the registration statement and proxy statement/prospectus regarding the proposed transaction when it is filed with the SEC.

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On November 3, 2009, Burlington Northern Santa Fe Corporation (“BNSF”) hosted a conference call at 8:30 a.m. EST with analysts, investors and other interested parties concerning the proposed acquisition by Berkshire Hathaway Inc. of BNSF.  A transcription of the conference call follows:

CORPORATE PARTICIPANTS

 Matt Rose
 Burlington Northern Santa Fe Corporation - Chairman, President, CEO

 Tom Hund
 Burlington Northern Santa Fe Corporation - EVP, CFO

 PRESENTATION

Operator

Ladies and gentlemen, welcome to today's conference call hosted by Burlington Northern Santa Fe Corporation. In connection with the proposed transaction Berkshire Hathaway will file with the SEC a registration statement that will include a proxy statement of BNI that also constitutes prospectus of Berkshire Hathaway relating to the proposed transaction. Investors are urged to read the registration statement and proxy statement/prospectus, and any other relevant documents filed with the SEC when they become available because they will contain important information about BNI, Berkshire Hathaway, and the proposed transaction.

The registration statement and proxy statement/prospectus and other documents relating to the proposed transaction, when they are available, can be attained free of charge from the SEC's website at www.sec.gov; Berkshire Hathaway's website at www.berkshirehathaway.com; and BNI's website at www.bnsf.com. In addition these documents, when they are available, can also be obtained free of charge from Berkshire Hathaway upon written request to the corporate secretary or by calling 402-346-1400, or from BNI upon written request to Linda Hurt or John Ambler, or by calling 817-352-6452 or 817-867-6407.

BNI, Berkshire Hathaway, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information regarding the Directors and executive officers of BNI may be found in its 2008 annual report on Form 10-K filed with the SEC on February 13, 2009, and in the definitive proxy statement relating to its 2009 annual meeting of shareholders filed with the SEC on March 16, 2009. Information regarding the directors and executive officers of Berkshire Hathaway may be found in its 2008 annual report on Form 10-K filed with the SEC on March 2, 2009, and its definitive proxy statement relating to its 2009 annual meeting of shareholders filed with the SEC on March 13, 2009. These documents can be obtained free of charge from the sources indicated above.

Additional information regarding the interest of these participants will also be included in the registration statement and proxy statement/prospectus regarding the proposed transaction when it is filed with the SEC.

As a reminder, this conference is being recorded. Matt Rose, Chairman, President, and Chief Executive Officer of BNI, and Tom Hund, Executive Vice President and CFO, will represent BNI on the call this morning. Mr. Rose, please go ahead, sir.

Matt Rose - Burlington Northern Santa Fe Corporation - Chairman, President, CEO

Thank you. Good morning, everybody. Thanks for joining us on this call. Tom and I truly are enthusiastic about our joint announcement this morning with Berkshire Hathaway. The proposed acquisition of BNI by Berkshire is an exciting milestone in the history of our Company. It truly does offer a compelling value to our shareholders, and it's a great strategic fit for the railroad.

We're also thrilled to become a part of the Berkshire Hathaway family, and as I've gotten to know Warren and to admire his leadership philosophy. His investment in BNI provides a solid foundation that will allow us to focus on the future needs of our railroad, our customers, and the US transportation infrastructure.

Berkshire Hathaway, of course, is one of the most admired companies in the world. It's known for its strong management and focus on shareholder value. Berkshire, as you all know, has been a shareholder for BNSF for many years; and the existing relationship between these two companies will help foster a smooth transition of ownership.

With that, I'd like to turn it over to Tom, who is going to go through the deal points. Tom?

Tom Hund - Burlington Northern Santa Fe Corporation - EVP, CFO

Thanks, Matt. We are going to run through a few slides and then go through some questions at the very end, FAQs that we have put together. So let me start by directing everyone's attention to our first slide regarding forward-looking statements. This statement basically cautions everyone that any forward-looking information provided here today, including with respect to the proposed transaction by Berkshire Hathaway of BNI, could be affected by a number of factors which could cause actual results to differ materially from expected results or any forecast information we provide.

So now, turning to the reason for today's call, first, both Matt and I and the rest of the BNI management team strongly believe this transaction is in the best interest of all constituents, including our shareholders, customers, and employees. And I'm excited to give you the details of the transaction.

So let's turn to the next slide. The purchase price is $100 per share, which is an approximate 30% premium over our recent stock price. The structure of this total consideration is 60% cash and 40% stock. This is a tax efficient structure.

Shareholders may elect to receive for each of their shares either a cash payment of $100 or a variable number of shares of Berkshire Hathaway Class A and Class B common stock. And this is going to be subject to proration if the elections exceed approximately 60% in cash and 40% in stock.

There is a collar provision that is provided. The stock component of the consideration is subject to this collar, so that the value of each Berkshire Hathaway share received is fixed at $100 if the price of Berkshire Hathaway Class A stock at closing is between approximately $80,000 and $125,000 per share.

The transaction is subject to the approval of our shareholders, requiring approval of holders of two-thirds of the outstanding stock not affiliated with Berkshire Hathaway. The transaction is also subject to regulatory and governmental agency review, including the Department of Justice.

So the next slide provides information about Berkshire Hathaway, which is one of the largest companies in the world, with over 70 businesses in many diversified sectors. Berkshire Hathaway's values are consistent with the values of BNI, and Warren Buffet's long-term view is similar to BNI's approach to running a railroad.

Now the last slide shows our timeline and next steps with regards to this transaction. This process will follow the standard SEC procedures, and we expect to file a proxy statement by mid-November. We anticipate that we would call a shareholder meeting during the first quarter of 2010 to seek a vote approving the transaction. And assuming we receive shareholder approval, we expect to close the transaction very shortly thereafter.

We know there's questions that you have about the specifics of the transaction, so with that in mind we prepared several questions and answers that I would like to go over now.

So the first question is -- why is this in the best interest of shareholders?

Well, as Matt Rose said, the transaction offers compelling value to our shareholders and is in the best interest of all of our constituents, including our customers and employees. The transaction offers an approximate 30% premium to the recent BNI share price and provides an opportunity for shareholders to participate in future growth through Berkshire Hathaway shares.

Question two. What is the regulatory approval process?

We anticipate that the only material regulatory filings and approvals required in connection with the merger are a filing under the Hart-Scott-Rodino Antitrust Improvement Act at the Department of Justice and other appropriate governmental reviews and approvals. We expect the regulatory approvals to be obtained during the first quarter of 2010.

Now with respect to the Surface Transportation Board, or the STB, the law requires the STB to review and approve mergers between two railroads or when a railroad is purchased by an entity that owns or controls another railroad. This is not a merger of railroads, and Berkshire Hathaway does not control any other railroads. Under established precedent, the STB merger review regulations and process would not apply to a change in shareholder ownership which does not involve another railroad. After the transaction is complete, the STB's established economic regulatory standards and procedures would continue to apply to BNSF Railway.

Question number three. What percentage of shareholder vote is required for approval?

Well, as I mentioned before, this is a little bit different. In this transaction, Delaware law requires BNI to obtain a vote of at least 66 and 2/3 percent of the outstanding common stock not held by Berkshire Hathaway. This transaction does not require approval by Berkshire Hathaway shareholders.

How does the collar work? Question number four.

BNI shareholders will receive a fixed dollar amount of $100 of Berkshire Hathaway shares for each existing BNI share for which they elect to receive stock consideration, as long as Berkshire Hathaway's Class A stock trades between approximately $80,000 and $125,000 over a defined period of time prior to closing. The exchange ratio is fixed at the endpoints of the collar if the Berkshire Hathaway share price moves beyond those limits.

By way of example, if the Berkshire Hathaway share price is $130,000 at the time of closing, shareholders will receive approximately 0.0008 shares of Berkshire Hathaway stock for each BNI share for which they elect to receive stock consideration. Or, another way of saying that is stock worth about $104. Now, the numbers get to be a little bit strange because of the high share value of Berkshire Hathaway shares in relation to BNI.

Then alternatively, if the Berkshire Hathaway share price falls to $70,000 at the time of closing, shareholders would receive approximately 0.00125 shares of Berkshire Hathaway stock for each BNI share for which they elect to receive stock consideration. Or another way of saying that, stock worth about $88.

Question number five. Why does Berkshire Hathaway want to own BNSF?

Well, in Warren Buffett's words --- Our country's future prosperity depends on its having an efficient and well-maintained rail system. Conversely, America must grow and prosper for railroads to do well. Berkshire Hathaway's $34 billion investment in BNSF is a huge bet on that company, CEO Matt Rose and his team, and the railroad industry. But, most important of all, it's an all-in wager on the economic future of the United States. And I love those bets.

So let's conclude. We're very excited about this transaction. We do believe truly it is a win-win for our shareholders and for all other constituencies. We've got additional FAQs posted on our website and we're going to have more detail available when our proxy becomes available. And with that, I think we are ready to conclude the call.

Operator

This concludes the BNI investor call. Shortly after this call an Internet replay will be accessible through the BNSF/Berkshire Hathaway transaction site link, which you can find at the BNI website at www.bnsf.com.

Additionally, an audio replay of the call will be available shortly by calling 800-475-6701, or internationally 320-365-3844 with an access code 122409. That does conclude our conference for today. You may now disconnect.